 Exhibit 1

Elbit Systems Signed Contracts with an International

Customer Valued at Approximately $270 Million for

Advanced ISR & Targeting Payloads

Haifa, Israel, September 1, 2026 – Elbit Systems Ltd. (NASDAQ: ESLT) (TASE: ESLT) (“Elbit Systems” or the “Company”) announced today that it has signed contracts with an international customer, in an aggregate value of approximately $270 million, in the field of advanced ISR & Targeting payloads, to be performed over a period of up to six years.

Under the contracts, Elbit Systems will supply systems from its SPECTRO™ family of multi-spectral electro-optic Intelligence, Surveillance, Target Acquisition and Reconnaissance (“ISTAR”) solutions. The SPECTRO systems integrate Mid-Wave Infrared (MWIR), Visible and Short-Wave Infrared (SWIR) high-definition imaging channels, advanced laser designation capabilities and AI-based analytics technologies, enabling advanced target identification, tracking and long-range intelligence gathering capabilities for airborne, naval and ground applications, while maintaining a compact configuration operable day and night and in adverse weather conditions.

In addition, Elbit Systems will supply AMPS™ NG systems from the SPECTRO family for airborne Intelligence, Surveillance and Reconnaissance (“ISR”) and Targeting missions featuring advanced imaging channels. The AMPS NG systems provide extremely long-range target acquisition, surveillance and geo-location capabilities through the integration of MWIR, Visible and SWIR sensors, together with advanced image processing and highly accurate geo-pointing technologies, supporting strategic ISR and Targeting missions in complex operational environments.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems: "Elbit Systems is a global leader in the field of ISR & Targeting solutions, providing modern armed forces with a comprehensive portfolio of advanced capabilities designed to address a wide range of operational requirements. Through our innovative technologies, we enable customers to enhance situational awareness, intelligence gathering and mission effectiveness in today’s complex operational environments."

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.

Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.

Elbit Systems employs over 21,000 people in dozens of countries across five continents. The Company reported $2,287.1 million in revenues for the three months ended June 30, 2026 and an order backlog of $32.0 billion as of such date.

For additional information, visit: https://elbitsystems.com/, follow us on X or visit our official Facebook, YouTube and LinkedIn channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO

Tel: +972-77-2946663

kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations

Tel: +972-77-2948984

daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand

Tel: 972-77-2947602+

dalia.bodinger@elbitsystems.com

This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; including the duration and scope of the war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this press release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this press release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.